Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON SEPTEMBER 21, 2011

DATE, TIME AND PLACE: On September 21, 2011 at 5:30 p.m. at Rua Oscar Freire, 384 in the city and state of São Paulo.

CHAIRMAN:  Pedro Moreira Salles.

QUORUM:  The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following discussion of the matters discussed below, the Directors resolved to:

1.
elect to the position of Officer, EMERSON MACEDO BORTOLOTO, Brazilian, married, technologist, bearer of ID (RG) SSP/SP 22.587.899-9, registered in the tax register (CPF) under number 186.130.758-60, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela, 7th floor, to the end of the current annual term of office with duration until the investiture of those to be elected at the meeting of the Board of Directors to take place subsequent to the Ordinary General Meeting of 2012;

2.
record that: (i) the Officer elected submitted substantiating documents in compliance with the preliminary conditions for eligibility pursuant to articles 146 and 147 of Law 6.404/76 and the prevailing regulations, in particular Resolution 3.041/02 of the National Monetary Council (“CMN”) and in Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission, and (ii) his investiture shall be formalized as soon as this election is ratified by the Central Bank of Brazil (“BACEN”).

CONCLUSION: With no further items on the agenda and no members wishing to raise any further matter, the meeting was declared closed, these minutes, having been drafted, read and approved, were signed by all. São Paulo (SP), September 21, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim and Pedro Luiz Bodin de Moraes – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer